# Cannon Securities, Inc.

EXEMPTION REPORT
SEA RULE 1 7a-5(d)(4)

February 26, 2016

Moore Colson
1640 Powers Ferry Road
Building 1 1, Suite 300
Marietta, GA 30067

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Cannon Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph (k)(l ) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Kelly Dixon

Title: Chief Compliance Officer